Exhibit 99.6

PERDIGÃO S. A.

CNPJ nº 01.838.723/0001-27

A PUBLICLY LISTED COMPANY

NIRE 35.300.149.947

NOTICE OF CONVENING

EXTRAORDINARY GENERAL MEETING

Shareholders of Perdigão S. A. (“Perdigão” or “Company”) are invited to attend an Extraordinary General Meeting to be held on December 18 2008, at 3.00 p.m., at the Company’s head office at Av.  Escola Politécnica, Nr. 760, city of São Paulo, SP, to vote upon the following agenda:

1.             Ratification of the selection of the valuation company (appraisal experts) indicated by the Board of Directors to prepare a valuation of Perdigão Agroindustrial S.A. (“Agroindustrial”),  Perdigão Agroindustrial Mato Grosso Ltda. (“Mato Grosso”), Batávia S.A. Indústria de Alimentos (“Batávia”) and Maroca & Russo Indústria e Comércio Ltda. (“Maroca”), for the purpose of implementing the partial split-off of Agroindustrial, followed by the incorporation of Mato Grosso, Batávia and Maroca by Perdigão;

2.             Approval of the valuation reports and the Protocol and Justification relating to the partial split-off of Agroindustrial, involving the transfer to Perdigão of net assets consisting of its investments in Mato Grosso, Batávia and Maroca and certain liabilities consisting of debts, accounts payable and intercompany loans from Perdigão (“Partial Split-off”), followed by the incorporation by the Company of  Mato Grosso, Batávia and Maroca;

3.             Approval of the Partial Split-off and Incorporation of Mato Grosso, Batávia and Maroca by Perdigão, and the subsequent extinction of these companies.

(1) Any powers of attorney authorizing third parties to represent shareholders at the Extraordinary General Meeting should be delivered at the Company’s head office no later than 2.00 p.m. on December 12 2008.

(2) Documentation relating to the issues to be voted on at the Extraordinary General Meeting is at the disposal of shareholders at the Company’s head office or on the website  www.perdigao.com.br/ri,;

São Paulo, November 27 2008.

NILDEMAR SECCHES

Chairman of the Board of Directors